January 7, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Benjamin Richie

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 13 to Registration Statement on Form S-1

Filed October 28, 2024

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated November 21, 2024, relating to the above referenced Amendment No. 13 to Registration Statement on Form S-1 (“Amendment No. 13”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 14”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 13), all page references herein correspond to the page of the Amendment No. 13. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 14.

Form S-1/A Filed October 28, 2024

The Offering, page 12

1. We note that “All of [your] directors, officers, and shareholders holding more than 5% of [your] Common Stock as of the effective date of this prospectus, have agreed not to offer, sell, transfer contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the underwriters’ prior written consent of any Common Stock for a period of six months from the date of the prospectus, subject to certain exceptions.” Please revise your disclosure, where appropriate, to specify the terms of the lock-up agreement and the exceptions. In this regard, we note that it appears one of the selling shareholders holds more than 5% of your common stock. Please clarify whether the underwriter has provided written consent to the selling shareholder reselling its shares, the resale prospectus conforms to an exception within the agreement, or otherwise

Response: The form of lock-up agreement has been included in Exhibit 1.1 to the Amendment No. 14 which is not applicable to the shares being sold by the resale stockholders as it relates to the relevant securities covered by the form of the lock-up agreement. The Company has included additional disclosure summarizing the terms of the lock-up agreement on pages 12 and 108.

Risk Factors

Risks Related to this Offering, page 42

2. Please revise your risk factor disclosure to include a discussion of the potential risks of dilution and share price volatility presented by the selling shareholders and resale offering.

Response: The Company has included additional disclosure to discuss the potential risks associated with the resale offering on pages 42 & 43.

3. Given that there are two offerings and the offering prices could differ, include risk factor disclosure to highlight the risk that purchasers in the resale offering could pay more or less than the price in your primary offering.

Response: The Company has included additional disclosure to discuss the potential risks associated with the resale offering on page 44.

Capitalization, page 49

4. Please clearly show in the notes to the capitalization table how you computed each Pro Forma Adjusted for this Offering amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, it is not clear how you arrived at the Pro Forma Adjusted for this Offering Cash amount based on the estimated net proceeds of the offering disclosed on page 47 of $5.27 million.

Response: The Company has revised the Capitalization section accordingly on page 49.

Business, page 62

5. We note your revised disclosure on page 47 noting that the Company intends to involve 200 individuals in “clinical research.” Here, and elsewhere, as necessary, please provide further details regarding the Company’s planned research, projected timelines, and associated risks. We also note your disclosure on pages 1 and 51 that “based on the results of clinical research, [you] plan to formulate a work plan for large-scale clinical trials and proceed with the clinical trial.” Please revise your disclosure here, in the Use of Proceeds section and in the Summary to explain the relationship between the clinical research and your clinical trials. Please also state, if appropriate, that the results of your clinical research may not support the Company’s expected progression to clinical trials.

Response: The Company has revised the disclosures related to the clinical research, clinical trials, and the projected timeline and associated risks throughout Amendment No. 14.

Industry-Academia Cooperation, page 75

6. It appears the term of the Cooperation Agreement that went into effect on April 15, 2023, has expired. Please revise to provide the current status of this agreement.

Response: The Company has renewed one of the Cooperation Agreement on November 30, 2024. The terms and conditions of the renewed Cooperation Agreement has been disclosed in the Amendment No.14.

Exhibits

7. We note that certain exhibits have redacted material. Please include a footnote to the exhibit table indicating which exhibits have redacted material and the authority upon which you are relying. Please also file executed versions of agreements that have been executed. Refer to Item 302 of Regulation S-T for guidance on providing signatures in your electronic submissions.

Response: The Company has updated the exhibit list and filed executed copies of the applicable agreements to Amendment No.14.

Resale Prospectus Cover Page, page Alt-1

8. We note your statement on page Alt-1: “Once, and if, our Common Stock is listed on the Nasdaq Capital Market and there is an established market for these resale shares, the Selling Shareholders may sell the resale shares from time to time at the market price prevailing on the Nasdaq Capital Market at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.” Please revise to fix an initial price for the resale offering until your ordinary shares are listed on the Nasdaq Capital Market and there is an established market for these resale shares. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Company has revised the resale prospectus cover page accordingly in order to fix an initial price for the resale shares of common stock of the Company.

9. We note your statement here that “upon the completion of the offering contemplated by this prospectus, [you] will meet the standards for listing on the Nasdaq Capital Market.” We further note that the Selling Shareholders will not sell any Common Stock until after the closing of the underwritten primary offering. Please reconcile this disclosure with the same disclosure that appears on the IPO prospectus cover page. Please also revise both your IPO prospectus and resale prospectus cover pages to clarify the details specific to the resale offering, to include any restrictions on timing (i.e., the 180 days mentioned on the resale prospectus cover page), plan of distribution, price, and whether the resale offering is contingent on the closing of the underwritten primary offering.

Response: The Company has revised the cover pages of both the Amendment No.14 and resale prospectus accordingly.

Selling Shareholders, page Alt-2

10. We note your disclosure within the selling shareholders table disclosing that the maximum number of common stock owned after the offering by Yimin Jin is 1,755,000 shares and that this represents “-%” share ownership. We also note that the beneficial ownership table on page 100 shows Yimin Jin as owning 1,755,000 shares and this represents 8.78% share ownership. Please revise the number of common stock owned after the offering by Yimin Jin to account for the shares registered for resale, as you do with Nanzhen Shen’s shares.

Response: The Company has revised Selling Shareholders section on page Alt-2.

Selling Shareholders Plan of Distribution, page Alt-3

11. We note your disclosure on page Alt-3 that your Selling Shareholders may sell their securities through purchases by a broker-dealer as principal and resale by the broker-dealer for its account, and that at the time a particular offering of Common Stock by the Selling Shareholders is made a prospectus supplement will be distributed if required, including the names of any broker-dealers or agents and other terms. Please confirm your understanding that the retention by a Selling Shareholder of an underwriter, or any entity that may act as an underwriter, would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company confirms that it will file a post-effective amendment as required by Item 512(a)(1)(iii) of Regulation SK if there is a material change to the plan of distribution, including when a selling shareholder retains an underwriter.

12. We note your statement on page Alt-3: “We do not expect the Common Stock being offered by the Selling Shareholders to be sold by or through Craft Capital Management LLC in this offering.” Please revise to clarify whether the resale shares could be sold through Craft Capital Management LLC even if you do not currently expect that they will.

Response: The Company confirms that Craft Capital Management LLC will not participate in the resale offering and no shares will be sold through Craft Capital Management LLC.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Yi Lu
Yi Lu, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP

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